UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of May, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    May 27, 2005                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 27, 2005


                               1ST QUARTER RESULTS

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (TSXV-TM; OTCBB - TUMIF; FRANKFURT
- TUY). Mr. David Henstridge, President, provides the following first quarter results:
                                                   THREE MONTHS ENDED MARCH 31,
                                                  -----------------------------
                                                      2005             2004
                                                        $                $

EXPENSES

Accounting and administration                            5,545            3,000
Amortization                                             2,506            1,386
Audit                                                   11,493            6,070
Consulting                                              11,820           22,289
Corporate development                                    3,407            5,352
General exploration                                     31,262                -
Investment conferences                                   2,392            3,489
Investor relations                                       8,750            6,000
Legal                                                    1,044            9,870
Management fees                                         12,697            7,500
Office                                                   6,002           25,386
Regulatory                                               1,528              863
Rent                                                     1,350            1,350
Salaries and benefits                                    4,552            8,753
Shareholder costs                                        2,644            7,235
Stock-based compensation                                26,872          278,400
Transfer agent                                           1,364            4,229
Travel and related                                      29,680           72,121
                                                  ------------     ------------
                                                       164,908          463,293
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                              (164,908)         (463,293)
                                                  ------------     ------------
OTHER ITEMS

Interest income                                          9,802           11,792
Write-off of mineral resource interest (Note 4(a))  (2,903,371)               -
Foreign exchange                                        13,319               11
                                                  ------------     ------------
                                                    (2,880,250)          11,803
                                                  ------------     ------------
NET LOSS FOR THE PERIOD                             (3,045,158)        (451,490)

DEFICIT - BEGINNING OF PERIOD                       (3,339,996)      (1,024,947)
                                                  ------------     ------------
DEFICIT - END OF PERIOD                             (6,385,154)      (1,476,437)
                                                  ============     ============


LOSS PER COMMON SHARE - BASIC AND DILUTED               ($0.17)          ($0.03)
                                                  ============     ============

RESULTS OF OPERATIONS

During the three months ended March 31, 2005 ("2005"), the Company incurred a loss of $3,045,158 ($0.17 per share), an increase in loss of $2,593,668, compared to a loss of $451,490 ($0.03 per share) for the three months ended March 31, 2004 ("2004"). The increase in loss in 2005 is attributed to the $2,903,371 write-off of the Cinco Minas Project. The impact of the write-off of the mineral property interest was partially offset by the reduction in the stock-based compensation recorded in 2005 compared to 2004. In 2004, the Company recorded $278,400 for stock options granted. During 2005, the Company did not grant any stock options. However, in 2005, the Company recorded $26,872 as stock-based compensation for the vesting of certain options granted previously.

Excluding the stock-based compensation expense, general and administrative expenses decreased by $46,857, from $184,893 in 2004 to $138,036 in 2005.
Specific expenses of note are as follows:

- Audit fees increased by $5,423, from $6,070 in 2004 to $11,493 in 2005, due to the increased activities of the Company and regulatory environment faced by public companies.

- In 2005, the Company recorded general exploration costs of $31,262. The Company incurred $12,414 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which were written off at the end of the 2004 fiscal year, and $18,848 for costs relating to the review of potential property interests.

- Consulting fees decreased by $10,469, from $22,289 in 2004 to $11,820 in 2005. During 2004, the Company was charged $12,500 by a private corporation controlled by a director of the Company for consulting services. $1,650 was charged by the related corporation in 2005.

- Legal fees decreased by $8,826, from $9,870 in 2004 to $1,044 in 2005. In 2004, the Company paid $6,920 for non-recurring filing and legal fees.

- Office expenses decreased by $19,384, from $25,386 in 2004 to $6,002 in 2005. During the first quarter of 2004, the Company incurred significant costs for supplies and miscellaneous furnishings of an office.

- Salaries and benefits have decreased by $4,201, from $8,753 in 2004 to $4,552 in 2005. During 2005, the Company has recovered a portion of these costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $4,591, from $7,235 in 2004 to $2,644 in 2005. In 2004, the Company had engaged a communications firm to disseminate news releases in Europe. $5,339 was paid to the firm. In 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $42,441, from $72,121 in 2004 to $29,680 in 2005. In 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

During 2005, the Company reported $9,802 interest income compared to $11,792 in 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in 2005 compared to 2004.

During 2005, the Company incurred $288,834 cash on acquisition costs and exploration activities on its mineral interests. In aggregate, the Company spent $139,410 on La Trini, $65,468 on Mololoa and $73,208 on Cinco Minas. See "Exploration Project".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at March 31, 2005, the Company had working capital of $1,857,719. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
David Henstridge, President & CEO             website: www.tumiresources.com

                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.